UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

PANERA BREAD COMPANY

(Name of Issuer)

Class A Common Shares, $0.0001 Par Value

(Title of Class of Securities)

69840W108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS.

Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,412,952 Class A Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,412,952 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,952 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D
CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS.

Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

272,599 Class A Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

272,599 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

272,599 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D
CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS.

Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

849 Class A Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

849 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.002%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D
CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS.

Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,686,400 Class A Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,686,400 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,686,400 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.46%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	See Item 5 hereof

SCHEDULE 13D
CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS.

Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,686,400 Class A Common Shares*
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,686,400 Class A Common Shares*
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,686,400 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.46%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	See Item 5 hereof

INTRODUCTION

The securities to which this statement relates are Class A Common Stock, $0.0001 par value per share (“Class A Common Shares”), of Panera Bread Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6710 Clayton Road, Richmond Heights, Missouri 63117.

ITEM 2.	Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), (iv) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF, SAVF II and SAVF III (the “General Partner”) and (v) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III collectively, are referred to herein as “Shamrock Activist Value Fund”) is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

Roy E. Disney and Patricia A. Disney own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock.

The principal executive offices of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 Lakeside Drive, Burbank, CA 91505.

Patricia A. Disney	Vice Chairman of the Board of Directors of SHI and SHOC.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 1,412,952 Class A Common Shares reported herein was $60,906,826 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 272,599 Class A Common Shares reported herein was $11,750,652 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 849 Class A Common Shares reported herein was $36,615 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

ITEM 4.	Purpose of Transaction.

Shamrock Activist Value Fund acquired the 1,686,400 Class A Common Shares owned by it based on the Reporting Persons’ belief that the Class A Common Shares represent an attractive investment opportunity.

The Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

The Reporting Persons have had, and anticipate having further, discussions with the Company’s senior management regarding the Reporting Persons’ ideas to enhance shareholder value. These ideas have focused on improvements in the Company’s operations, corporate governance, executive compensation arrangements and utilization of its capital resources.

The Reporting Persons believe that the governance deficiencies at the Company, among other things, impede accountability to the detriment of shareholder value. Based on this belief, the Reporting Persons have requested that the Company declassify its staggered Board, separate the Chairman and CEO roles, seek to convert the outstanding shares of the multiple vote Class B common stock into Class A Common Shares so that all shares of common stock have the same voting rights, and expand the Board of Directors to add new members, including individuals with relevant operating experience.

The Reporting Persons have also proposed that the Company improve the disclosure of its compensation plan to provide increased transparency with respect to performance benchmarks that would allow shareholders to better assess whether the Company’s current compensation plan appropriately aligns pay with performance. We believe properly designed performance based incentive compensation significantly contributes to the creation of long-term shareholder value.

The Reporting Persons have also urged the Company to use its strong balance sheet to fund a prompt and significant repurchase of the Company’s common stock. The Reporting Persons believe the recently announced $75 million Company share repurchase is a positive step by the Company to proactively utilize its capital resources. In light of current market prices for the Company’s Class A Common Shares, we believe the Company should actively purchase its Class A Common Shares pursuant to this newly adopted repurchase program.

Except as stated in response to this Item 4, the Reporting Persons shall have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 of the form Schedule 13D promulgated under this Act.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 1,412,952 Class A Common Shares, which represents approximately 4.58% of the issued and outstanding Class A Common Shares. SAVF II is the owner of 272,599 Class A Common Shares, which represents approximately 0.88% of the issued and outstanding Class A Common Shares. SAVF III is the owner of 849 Class A Common Shares, which represents approximately 0.002% of the issued and outstanding Class A Common Shares.

As the general partner of Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 1,686,400 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.46% of the issued and outstanding Class A Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,686,400 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.46% of the issued and outstanding Class A Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,686,400 Class A Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Class A Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,686,400 Class A Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 of the Act. Those controlling persons are identified in response to Item 2.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 30,872,081 Class A Common Shares were outstanding as of December 6, 2007, based on the information contained in the Company’s Form 10-Q filed with the United States Securities and Exchange Commission on November 2, 2007.

(c) During the last 60 days, SAVF, SAVF II and SAVF III acquired Class A Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on The Nasdaq Global Select Market.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Class A Common Shares or has effected any transactions in Class A Common Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit		Document
Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated December 13, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Exhibit		Document
Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated December 13, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.